UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)

                      FIRST OF MICHIGAN CAPITAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                  233326 10 7
                                 (CUSIP Number)

                                    Copy to:


Robert C. Canfield, Esq.                           John F. Marvin, Esq.
DST Systems, Inc.                                  Sonnenschein Nath & Rosenthal
333 West 11th Street, 5th Floor                    4520 Main Street, Suite 1100
Kansas City, Missouri 64105                        Kansas City, Missouri 64111
(816) 435-1000                                     (816) 932-4400
FAX: (816) 435-8630                                FAX: (816) 531-7545
---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

                                  JULY 17, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                  SCHEDULE 13D


1.  Name Of Reporting Person
    Social Security No. or I.R.S. Identification No. Of Above Person:

                               DST Systems, Inc.

2.  Check The Appropriate Box If A Member Of A Group:    (a) |_|   (b) |_|

3.  SEC Use Only

4.  Source of Funds:                   N/A

5.  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
    2(d) or 2(e)               |_|

6.  Citizenship Or Place Of Organization:                         Delaware

7.  Sole Voting Power:                          ---

8.  Shared Voting Power:               ---

9.  Sole Dispositive Power:            ---

10. Shared Dispositive Power:          ---

11. Aggregate Amount Beneficially Owned By Each Reporting Person:    0

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares  |_|

13. Percent Of Class Represented By Amount In Row (11)                     0%

14. Type Of Reporting Person:          CO

                        AMENDMENT NO. 19 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

     This Amendment No. 19 to Schedule 13D is the final amendment filed on behalf of DST Systems, Inc., ("DST") to reflect its disposition of all of the shares beneficially owned of the common stock, $.10 par value (the "Common Stock"), of First of Michigan Capital Corporation (the "Issuer"). Reference is made to the initial statement on Schedule 13D dated as of April 23, 1982 (the "DST Statement") as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, and 18 thereto, dated May 26, 1982, August 6, 1982,
August 30, 1983, October 27, 1983, June 26, 1984, January 22, 1985, July 9,
1985, August 5, 1985, September 17, 1985, November 19, 1985, March 11, 1986,
December 30, 1986, January 7, 1993, August 26, 1993, November 21, 1995, April 10, 1996, June 18, 1996, and June 11, 1997, respectively. The DST Statement is hereby further amended and supplemented as follows:

Item 4.   PURPOSE OF TRANSACTION.

     On July 17, 1997, DST sold all shares of the Common Stock that DST beneficially owned pursuant to a Securities Purchase Agreement dated as of June 11, 1997 among DST, 1888 Limited Partnership, and FMCC Acquisition Corporation and a tender offer by FMCC Acquisition Corporation for all Common Stock.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Items 7, 8, 9, 10, 11 and 13 of the inside cover page of Schedule 13D are hereby incorporated by reference in response to this Item 5.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

     Dated July 22, 1997.

                                       DST SYSTEMS, INC.



                                       By: /s/Robert C. Canfield
                                           Robert C. Canfield
                                           Senior Vice President,
                                           General Counsel and Secretary